THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES. THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S. THE COMPANY DOES NOT INTEND TO CONDUCT AN OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

February 21, 2018

Name of Company:	Coca-Cola Bottlers Japan Holdings Inc.
Name of Representative:	Tamio Yoshimatsu, Representative Director and President (Code No.: 2579 1st Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Haruko Ozeki, Executive Officer, Head of Legal (TEL: 03-6986-1707)

Notice Regarding Tender Offer for Share Repurchase

Coca-Cola Bottlers Japan Holdings Inc. (the “Company”) hereby provides notice that it resolved on February 21, 2018 to conduct a tender offer for the repurchase of its own shares (the “Tender Offer”) as outlined below, using the acquisition method specified under Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act (Act No. 86 of 2005 and including subsequent amendments; hereinafter referred to as the “Companies Act”), and the provisions of the Company’s Articles of Incorporation.

1.	Purpose of tender offer
The Company was formed through the business integration of Coca-Cola West Company, Limited and Coca-Cola East Japan, Co., Ltd. on April 1, 2017 to pursue new business opportunities and realize sustainable growth in the operating environment where the needs of customers (consumers) continue to diversify and the competition among soft drink companies has been intensifying. On June 5, 2017, after the business integration, the Company announced the medium-term business plan “Growth Roadmap for 2020 & Beyond” for the period up to 2020, which highlights the Company’s priority initiatives, namely to achieve profitable revenue growth, generate integration synergies, and build a new operating model and a holistic financial framework that help create shareholder value while investing in human resources development and contributing to local communities. The Company has been focusing on these initiatives to achieve sustainable growth and generate integration synergies and consequently driving the growth of the domestic soft drink market as a leading player in the industry.
The Company believes that improving capital efficiency and providing shareholder returns are among its most important management agenda and therefore is committed to building an efficient capital structure and improving ROE (Return On Equity) to 6% or higher by 2020 in the medium-term business plan. The Company also gives the highest priority to stable and sustainable dividends payment, while adhering to the basic principle to proactively return profits to shareholders, and continues distributing retained earnings while taking into account comprehensively its operating performance and retained earnings. After implementing IFRS (expected to be implemented from 4th quarter of Fiscal Year Ending December 2018), the Company plans to pay an annual dividend, the amount of which is not less than 30% of the net profit attributable to shareholders of parent.
Also, the Company’s Articles of Incorporation prescribe that the Company can repurchase its own shares through a board resolution, under the provision of Article 165, Paragraph 2 of the Companies Act, so that the Company can improve capital efficiency and respond quickly to changing operating environments by implement its capital policy in an agile and timely manner.
In the middle of January 2018, the Company began to consider repurchasing its own shares, based on its capital policy and with the prospect that the Company is able to improve EPS (Earning Per Share) and capital efficiency metrics including ROE, and ensure shareholder returns by repurchasing a considerable number of its own shares in a relatively short period. In late January, 2018, toward the achievement of its capital policy mentioned above, the Company consulted with Ricoh Co., Ltd., one of the major shareholders that has a certain number of the Company’s common shares (“Ricoh,” holding 17,075,239 of the Company’s common shares or 8.28% of the total number of issued shares at 206,268,593, as of today (rounded to two decimal places; the same applies hereunder in calculating shareholding ratios) on the sale of Ricoh’s entire shareholding in the Company and Ricoh replied that it would sell its entire shareholding in the Company in late January 2018.

The Company then immediately began to consider how to repurchase the common shares and concluded that a tender offer was the most suitable from the viewpoint of both the equitable treatment of shareholders and the transparency of the transaction in late January 2018.
In determining the tender offer price for the Tender Offer (the “Tender Offer Price”), the Company made evaluations based on the market price of the Company’s common shares, by focusing on clear and objective criteria and also by taking into account the fact that the Company’s common shares are listed on a financial instruments exchange and that listed companies often repurchase own shares through a financial instruments exchange. The Company also believed it desirable to take into account share price fluctuations over a certain period of time in order to calculate the fair value of its common shares, as the market share price can change day by day due to economic and various other conditions. In order to respect the interests of shareholders who do not tender their shares and choose to keep holding the Company’s common shares and also to minimize the outflow of its assets to the extent possible, the Company also decided that it would be desirable to repurchase the shares at some discount to the closing price of the Company’s common shares.
In early February 2018, the Company proposed to Ricoh that it would repurchase its own shares from Ricoh at a tender offer price that is at a discount to the market price of the Company’s common shares on the First Section of Tokyo Stock Exchange and then negotiated with Ricoh over concrete terms and conditions of the Tender Offer from the beginning towards the middle of February 2018.
When the Company decided to adopt the Tender Offer Price that is at an approximately 13% discount to the market prices on the First Section of Tokyo Stock Exchange on February 20, 2018, based on such negotiations, and communicated this decision to Ricoh on February 20, 2018, Ricoh replied on February 21, 2018 that Ricoh would tender all the common shares of the Company it holds (17,075,239 shares or 8.28% of the total number of issued shares) if the Company resolved to implement the Tender Offer under the above terms and conditions.
Based on the above, the Company resolved as of February 21, 2018 to repurchase up to 19,000,100 shares (9.21% of the total number of issued shares) through the Tender Offer, in accordance with Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act.
Zenji Miura, Outside Director of the Company, who is concurrently serving as a special advisor to Ricoh and hence potentially has a special interest in the Tender Offer, has neither participated in the board resolution hereinabove described nor the discussions and negotiations with Ricoh from the standpoint of the Company so as to avoid the conflict of interest and ensure the fairness of the transaction.
The Company plans to fund the entire settlement amount for the Tender Offer with its funds on hand. As reported in the Consolidated Financial Summary for the Fiscal Year Ended December 2017 (JGAAP), released on February 13, 2018, the Company has approximately 118,741 million yen of liquidity on hand (cash and cash equivalents) on a consolidated basis as of the end of December 2017, meaning that even after the settlement of the Tender Offer, the Company is expected to maintain sufficient liquidity on hand and cash flows from operating activities will help build up the liquidity further in the future. The Company therefore has concluded that the Tender Offer will not have a significant impact on its financial position or dividend policy, and hence, its financial soundness and strength remain intact.
Furthermore, the Company has signed a tender agreement with Ricoh, whereby Ricoh will tender all its shareholding in the Company (17,075,239 of the Company’s common shares or 8.28 % of the total number of issued shares) to the Tender Offer as of February 21, 2018 (the “Tender Agreement”).  No conditions for Ricoh’s tendering its shares are set forth in the Tender Agreement.
The Company has yet to decide how to treat the shares repurchased as of today.

2. Details of the board resolution regarding the share repurchase
(1) Details of the resolution
Share class	Total number of shares	Total acquisition cost
Common shares	19,000,100 shares (maximum)	70,000,000,000 yen (maximum)
(Note 1) Total number of issued shares: 206,268,593 shares
(Note 2) Percentage in total number of issued shares: 9.21%
(Note 3)Tender offer period:  Thursday, February 22, 2018 through Monday, April 30, 2018

(2) Listed shares for the Company already repurchased based on this resolution
　　Not applicable

3. Outline of the tender offer
(1)Timetable
①	Board resolution	Wednesday, February 21, 2018
②	Date of tender offer commencement notice
Thursday, February 22, 2018
Notices will be posted electronically, and a notice to this effect will be published in Nihon Keizai Shimbun newspaper.
Electronic notice address:
http://disclosure.edinet-fsa.go.jp/

③	Tender offer registration statement submission date	Thursday, February 22, 2018
④	Tender offer period	Thursday, February 22, 2018 through Thursday, March 22, 2018 (20 business days)

(2) Tender offer price
 3,275 yen per common share

(3) Basis for calculating the tender offer price
(A) Calculation basis
In determining the Tender Offer Price, the Company made evaluations based on the market price of the Company’s common shares, by focusing on clear and objective criteria and also by taking into account the fact that the Company’s common shares are listed on a financial instruments exchange and that listed companies often repurchase own shares through a financial instruments exchange. The Company also believed it desirable to take into account share price fluctuations over a certain period of time (namely by using (i) the closing price of 3,765 yen for the Company’s common shares on the First Section of Tokyo Stock Exchange on February 20, 2018, one business day before the date of the board resolution on the Tender Offer on February 21, 2018; (ii) the simple average of the closing prices for the Company’s common shares over the one-month period ending February 20, 2018 of 3,890 yen (rounded below the decimal point; the same applies hereafter in calculating the simple average of the closing prices); and (iii) the simple average of the closing prices for the Company’s common shares over the three-month period ending February 20, 2018 of 4,080 yen, as reference prices). Also, in order to respect the interests of shareholders who do not tender their shares and choose to keep holding the Company’s common shares and also to minimize the outflow of its assets to the extent possible, the Company decided that it would be desirable to repurchase the shares at some discount to the closing price of the Company’s common shares.
In early February 2018, the Company proposed to Ricoh that it would repurchase its own shares from Ricoh at a tender offer price that is at a discount to the market price of the Company’s common shares on the First Section of Tokyo Stock Exchange and then negotiated with Ricoh over concrete terms and conditions of the Tender Offer from the beginning towards the middle of February 2018.
When the Company decided to adopt the Tender Offer Price that is at an approximately 13% discount to the market prices on the First Section of Tokyo Stock Exchange on February 20, 2018, based on such negotiations, and communicated this decision to Ricoh on February 20, 2018, Ricoh replied on February 21, 2018 that Ricoh would tender all the common shares of the Company it holds (17,075,239 shares or 8.28% of the total number of issued shares) if the Company resolved to implement the Tender Offer under the above terms and conditions.

Please note that the Tender Offer Price of 3,275 yen represents (i) a discount of 13.01% (rounded to the second decimal places; the same applies hereafter in calculating the discount rate) to the closing price of 3,765 yen for the Company’s common shares on the First Section of Tokyo Stock Exchange on February 20, 2018, one business day before the date of the board resolution on the Tender Offer on February 21, 2018; (ii) a discount of 15.81% to the simple average of the closing prices for the Company’s common shares over the one-month period ending February 20, 2018 of 3,890 yen; and (iii) a discount of 19.73% of the simple average of the closing prices for the Company’s common shares over the three-month period ending February 20, 2018 of 4,080 yen.

(B) Background for calculation
The Company believes that improving capital efficiency and providing shareholder returns are among its most important management agenda and therefore is committed to building an efficient capital structure and improving ROE to 6% or higher by 2020 in the medium-term business plan. The Company also gives the highest priority to stable and sustainable dividends payment, while adhering to the basic principle to proactively return profits to shareholders, and continues distributing retained earnings while taking into account comprehensively its operating performance and retained earnings. After implementing IFRS (expected to be implemented from 4th quarter of Fiscal Year Ending December 2018), the Company plans to pay an annual dividend, the amount of which is not less than 30% of the net profit attributable to shareholders of parent.
Also, the Company’s Articles of Incorporation prescribe that the Company can repurchase its own shares through a board resolution, under the provision of Article 165, Paragraph 2 of the Companies Act, so that the Company can improve capital efficiency and respond quickly to changing operating environments by implement its capital policy in an agile and timely manner.
In the middle of January 2018, the Company began to consider repurchasing its own shares, based on its capital policy and with the prospect that the Company is able to improve EPS and capital efficiency metrics including ROE, and ensure shareholder returns by repurchasing a considerable number of its own shares in a relatively short period. In late January, 2018, toward the achievement of its capital policy mentioned above, the Company consulted with Ricoh, one of the major shareholders that has a certain number of the Company’s common shares, on the sale of Ricoh’s entire shareholding in the Company and Ricoh replied that it would sell its entire shareholding in the Company in late January 2018.
The Company then immediately began to consider how to repurchase the common shares and concluded that a tender offer was the most suitable from the viewpoint of both the equitable treatment of shareholders and the transparency of the transaction in late January 2018.
In early February 2018, the Company proposed to Ricoh that it would repurchase its own shares from Ricoh at a tender offer price that is at a discount to the market price of the Company’s common shares on the First Section of Tokyo Stock Exchange and then negotiated with Ricoh over concrete terms and conditions of the Tender Offer from the beginning towards the middle of February 2018.
When the Company decided to adopt the Tender Offer Price that is at an approximately 13% discount to the market prices on the First Section of Tokyo Stock Exchange on February 20, 2018, based on such negotiations, and communicated this decision to Ricoh on February 20, 2018, Ricoh replied on February 21, 2018 that Ricoh would tender all the common shares of the Company it holds (17,075,239 shares or 8.28% of the total number of issued shares) if the Company resolved to implement the Tender Offer under the above terms and conditions.
After examining and determining the above issues, the Company resolved to conduct the Tender Offer and set a tender offer price of 3,275 yen on February 21, 2018.

 (4) Number of shares to be purchased
Share class	Anticipated number of shares to be purchased	Number of excess shares to be purchased	Total
Common shares	19,000,000 shares	0 shares	19,000,000 shares
(Note 1) If the number of shares tendered does not exceed the anticipated number of shares to be purchased (19,000,000shares), all of the tendered shares will be purchased. If the number of tendered shares exceeds the anticipated number of shares to be purchased (19,000,000shares), the excess shares will not be purchased, in whole or in part. The transfer and other settlement procedures associated with the purchase of the shares will be carried out using the pro rata method as provided in Article 27-13-5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter referred to as the “Act”) as applied mutatis mutandis pursuant to Article 27-22-2-2 of the Act and Article 21 of the Cabinet Office Ordinance Concerning the Disclosure of a Tender Offer for Listed Shares by the Issuer (Ministry of Finance Ordinance No. 95 of 1994, as amended).
(Note 2) Shares of less than one unit will also be subject to the Tender Offer. Moreover, should the right to request the purchase of shares of less than one unit be exercised by a shareholder in accordance with the Companies Act, the Company may buy its own shares during the tender offer period of the Tender Offer (the “Tender Offer Period”) in accordance with procedures prescribed by law.

 (5) Funds required for the tender offer
62,252,500,000 yen
(Note) This amount is the total of the purchase amount if the anticipated number of shares to be purchased (19,000,000 shares) are purchased in their entirety and the estimated fees and other expenses associated with the purchase (miscellaneous expenses such as the cost of public notices associated with the Tender Offer, the cost of printing the tender offer statement and other documentation, and other such expenses).

 (6) Method of Settlement
A.	Name and head office address of the financial instruments business operator, bank, or other institution in charge of settlement of the tender offer
(Tender offer agent)
Nomura Securities Co. Ltd. Nihonbashi 1-9-1, Chuo-ku, Tokyo

B.	Settlement Commencement Date
 Friday, April 13, 2018

C.	Method of Settlement
Notification of the purchases under the Tender Offer will be sent to the address of tendering shareholders (the “Tendering Shareholders”) (or the standing proxy for foreign shareholders) after the conclusion of the Tender Offer Period without delay.
Purchases will be settled in cash. Tendering Shareholders will be able to receive the purchase amount for the Tender Offer, less applicable withholding taxes (see note), by wire transfer or other method as instructed by the Tendering Shareholder without delay after the settlement commencement date (wire transfer fees may apply).
Note: Taxes on shares purchased under the tender offer
*  Please make any decisions after consulting a tax advisor or other professional about specific tax questions.

(i) Tax treatment for individual shareholders tendering shares under the tender offer
(a) For the Tendering Shareholders who are residents, or non-residents with a permanent establishment in Japan
When the amount of money received for accepting the Tender Offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment (when the per-share purchase amount is greater than the per-share amount of capital), the amount in excess will be deemed a dividend and taxed accordingly. Furthermore, the amount derived after deducting the amount deemed to be a dividend from the amount received for accepting the Tender Offer will be deemed income from the transfer of shares. When there is no amount deemed to be a dividend (when the per-share purchase amount is less than the per-share amount of capital) the entire amount received will be transfer income.

The amount deemed to be a dividend is subject to a withholding of 20.315% (15.315% for income tax and special income tax for reconstruction and 5% for resident tax) (There will be no special withholding of the 5% resident tax for non-residents with a permanent establishment in Japan). However, if the shareholder is considered as a principal shareholder as provided for in Article 4-6-2, Paragraph 12 of the Order for Enforcement of the Act on Special Measures Concerning Taxation, the withholding is 20.42% (income tax and special income tax for reconstruction only). As a general rule, the amount after deducting the cost of acquiring the shares from the transfer income is subject to declared separate income taxes.
 (b) For the Tendering Shareholders who are non-residents without a permanent establishment in Japan
The amount deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only). If the shareholder is considered as a principal shareholder, the withholding will be 20.42% (income tax and special income tax for reconstruction only). As a general rule, income arising from the transfer will not be subject to taxation.

(ii) For corporate shareholders, when the amount of money received for accepting the Tender Offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment, the amount of this excess will be deemed a dividend. As a general rule, the portion deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only).

A foreign shareholder who wishes to receive an income tax reduction or exemption for such deemed dividends pursuant to an applicable tax treaty should submit the tax treaty application form, together with the tender offer application form, to the tender offer agent at the time of the tender.

 (7) Other
A.
All the procedures related to this tender offer shall be carried out in Japanese unless specifically stated otherwise. All or some of the documents related to the Tender Offer will be prepared in English, but if there is any contradiction between the English documents and the Japanese documents, the Japanese documents shall take precedence.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of an offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor.
The tender offer is not directly or indirectly conducted within the United States or aimed at the United States, does not use the United States Postal Service or any methods or means of interstate commerce or international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communication), and is not conducted through securities exchange facilities within the United States. Under the Tender Offer, shares may not be tendered using the above methods and means, through the above facilities, or from within the United States. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Tender Offer are sought by this press release.

Furthermore, the tender offer notice and other related purchase documents concerning the Tender Offer may not be sent or distributed to the United States, nor sent or distributed using postal or other methods within, to, or from the United States. Any tenders under the Tender Offer which violate the above restrictions directly or indirectly shall not be accepted.
Depending on the country or region concerned, legal restrictions may be imposed on the announcement or distribution of this press release. In such a case, please take heed of these restrictions and comply with the laws and regulations of the applicable country or region. In countries or regions where the implementation of this tender offer is illegal, even if this press release or its translation is received, it shall be deemed that any solicitation to sell, or any offer to purchase any shares related to this tender offer has not been made and represents the distribution of materials merely as information.

B.
On February 21 2018, the Company concluded a Tender Agreement with Ricoh, and it has been agreed that Ricoh will tender all of its remaining shareholding in the Company (17,075,239 shares, shareholdings ratio of 8.28%) for the Tender Offer. No conditions for Ricoh’s tendering its shares are set forth in the Tender Agreement.

C.
The Company announced the Consolidated Financial Summary for the fiscal year ending December 31, 2017 (JGAAP) on February 13 2018. The summary of the financial results of the Company is as set out below. These have not been reviewed by the accounting auditors as required under Article 193-2, Paragraph 1 of the Act. For details, please refer to the content of the announcement.

Consolidated Financial Summary for the Fiscal Year Ended December 2017 (JGAAP)
(January 1, 2017 – December 31, 2017)
Consolidated profit and loss statement

Fiscal year-end	December 31, 2017 (the 60th term)
Net revenues	872,623 million yen
Cost of goods sold	422,373 million yen
Selling, general and administrative expenses	409,669 million yen
Non-operating income	1,475 million yen
Non-operating expenses	2,195 million yen
Net profit attributable to shareholders of parent	25,244 million yen

Per share information (Consolidated)

Fiscal year-end	December 31, 2017 (the 60th term)
Earnings per share	144.26 yen
Dividends per share	44.00 yen
Net asset per share	3,070.01 yen

 (Additional reference information)
The number of treasury shares held as of December 31 2017
Number of issued shares (excluding treasury shares):	204,253,061 shares
Number of treasury shares:	2,015,532 shares

End.